THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
VOXX - Q3 2016 VOXX International Corp Earnings Call

EVENT DATE/TIME: JANUARY 12, 2016 / 03:00PM GMT

CORPORATE PARTICIPANTS
Glenn Wiener VOXX International Corp - GW Communications - IR
Pat Lavelle VOXX International Corp - President & CEO
Michael Stoehr VOXX International Corp - SVP & CFO

CONFERENCE CALL PARTICIPANTS
James Medvedeff Cowen and Company - Analyst
Vad Yazvinski Jordan Capital - Analyst
Chris Barnes Oppenheimer & Company - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to the VOXX FY16 third-quarter results conference call.

(Operator Instructions)

As a reminder, this conference call may be recorded. I would now like to turn our conference over to today's host, Glenn Wiener. You may begin.

Glenn Wiener - VOXX International Corp - GW Communications - IR

Thank you, Nicole, and good morning, everyone. Welcome to VOXX International's FY16 third quarter results conference call. Today's call is being webcast on our site, www.voxxintl.com and can be accessed in the Investor Relations section of the site. We also have a replay available for those who are unable to join us this morning.

We filed our Form 10-Q with the SEC and issued our press release over PR Newswire yesterday, and both documents can be found on our website in the Investor Relations section under SEC Filings and News Releases, respectively. Additionally, several of our investors and analysts were out at CES last week and saw our press conference and had a chance to see many of the new products we've scheduled for launch in FY17.

For those who were unable to attend, we videotaped the press event and you can listen in to the three presentations made by Ian Geise of VOXX Accessories, Tom Malone on VOXX Electronics, and Paul Jacobs who covered our Premium Audio segment. The link to access the videos is HTTP;//www.VOXXINTL.com/news-events/videos. I also e-mailed the link to many of our investors this morning who are signed up for our distribution. So if anybody has any questions by all means feel free to contact my office.

Speaking for management this morning will be Pat Lavelle, President and CEO; and Michael Stoehr, Senior Vice President and Chief Financial Officer, both of whom will be available for questions after our prepared remarks. Before I turn the call over to Pat, I'd like to remind everyone that except for historical information contained herein, statements made on today's call and Webcast that would constitute forward-looking statements are based on currently available information.

The Company assumes no responsibility to update any such forward-looking statements. Risk factors associated with our business are detailed in our Form 10-K for the FY15 period ended February 28, 2015. We appreciate your support and at this time I'd like to turn the call over to our CEO, Pat Lavelle.

Pat Lavelle - VOXX International Corp - President & CEO

Thanks, Glenn. Let me start by wishing you all a healthy and happy new year. We are just returning from the CES show in Las Vegas. And as you saw from our results, our 3Q sales of $192.5 million were off guidance by approximately $7.5 million.
There were two areas that principally caused us to miss internal targets, the biggest of which was 360Fly. This is not a demand issue, but rather our production ramp-up was impacted by some component yield issues that prevented us from timely product deliveries. The second was in our Automotive after market, predominantly remote starts. Otherwise, sales during the quarter materialized as planned as our other businesses performed mostly to expectations.

Our gross margins of 29% were a bit off projections of 29.5%, mostly due to product mix and primarily in the Automotive segment, though our overhead came in approximately $2.5 million below guidance of $55 million, due to continued cost controls and the euro conversion. Our overhead was also lower than last year, even with the addition of EyeLock which added $4.3 million in expenses this quarter. In addition, we had $1 million in severance payments as we adjusted operations within the Premium Audio category. This is a one-time expense and will not continue.

Ladies and gentlemen, our top line revenue has been difficult for us to estimate quarter-to-quarter due to some delays in product launches, changes in retail placement, fluctuations in foreign currency, and the macroeconomic environment, particularly in China, which is affecting some of our Automotive sales near term. With that said, my feelings about our longer-term prospects have not changed when looking at each of our business segments, all of which I believe will show organic growth in the year ahead.

On the positive side, we have begun delivery of 360Fly and are now getting sufficient quantities to expand sales beyond our exclusive launch partner, Best Buy. We will now open up distribution to the independent and specialist markets and are also set to launch with other major retailers for spring recess. With this expanded roll-out we expect to see a meaningful impact on sales in FY17. For Premium Audio, we expect Klipsch products which were launched in the third quarter will reverse the trend we have seen over the last few quarters since we are now shipping our new Bluetooth on-ear monitors, Bluetooth headphones, Bluetooth sound bars, Dolby Atmos speaker systems, and new streaming music systems.

All have been met with excellent reviews and were sold out for the holiday season, which will impact December sales. However, it's certainly a positive indicator, leading with the addition of our new high-res WiSA theater system and our new DTS PlayFi multi-room systems along with the other 40 new products introduced last week at CES which are set to launch in the fourth and first quarters, we expect to see sales improve as we enter our FY17.

Within Automotive, while our sales were lower than last year, we achieved all projections for the quarter on the OEM side, but were impacted by the euro conversion. On an apples-to-apples comparison, our OEM sales grew. Within the after market, sales were off primarily due to lower remote start sales. 4Q, as I noted earlier, we'll be impacted somewhat by China.

I'd also like to point out that during the third quarter we were awarded over $37 million in new euro-based contracts with customers ranging from Daimler, Nissan, BMW and VW. Our Accessory business, excluding 360Fly, met projections and we expect the fourth quarter to be stronger than last year due to new products and a better retail environment this year.

Finally, EyeLock, which I would say is the most significant development in the third quarter, gives us the potential to grow rapidly in the $20-billion-plus biometric field. Every day we hear of greater need for increased cyber, perimeter and authentication security, and with EyeLock we feel we have the best technology. At CES last week, we debuted a number of new EyeLock systems that we believe will not only generate new business for us, but have the potential to increase the overall value of the Company.

It could be the single biggest valuation driver for us over the next two to three years based on expected contracts with financial services, technology companies and government agencies. EyeLock's technology is clearly ahead of the competition and further ahead in the validation process with a number of potential customers. We showed the first embedded solution developed along with one of our long-term suppliers, WMC, that will allow EyeLock's technology to be built directly into a laptop.

This will allow for the most secure authentication of any embedded solution to date. First modules for PCs are now available and these smaller solutions will allow us to develop and embed EyeLock into smartphones and other mobile devices. Additionally, we will be expanding EyeLock authentication into Automotive applications. At the show, we demonstrated a new proof of concept for iris authentication solutions in the vehicle to provide more personalized features, driver settings, seat and mirror positions, radio presets, et cetera, as well as vehicle security and user-based insurance and fleet management authentication.

Finally, we debuted the Diebold ATM which is currently under test by Citibank which can revolutionize security for consumers. These are new, screenless, self-service ATMs, no PIN numbers or card readers. Consumers simply enter transactions on their smartphones via a mobile app and walk right to the ATM, scan their iris at the ATM and money is dispensed. In light of the recent ATM card scandal at another major bank, we see a growing need for improved security.

The EyeLock security will offer institutions and their customers the most convenient and secure authentication process available. With the growth of IoT, more and more devices will be connected and sharing data and the need for increased security will continue to grow. The applications are limitless as you look at security for enterprises, healthcare, financial services, education, stadiums, border control, automotive or government. I encourage you to look at the releases we issued for EyeLock and to look at the solutions they offer.

Despite the opportunities, it has been a difficult year and we missed projections. 4Q should show a rebound in Accessories and Premium Audio, but I'm somewhat concerned with the continued pressures in China affecting our Automotive sales. However, our Automotive booked business as we look ahead should offset weakness in any given market.

We continue to look for ways to streamline overhead and improve efficiency across all of our operations. With that goal in mind, I'm pleased to announce the appointment of Loriann Shelton as COO of VOXX International. Lori's deep understanding of our systems, our operations, and our people combined with her financial expertise makes her imminently qualified to lead this effort. The press release will be forthcoming on her appointment shortly.

In summary, we have a strong Automotive business with a building contract backlog, a Premium Audio business that after several quarters of declines has regained its footing as it launches the next new wave of technologies, and we have an Accessory business that will also benefit from new products. The road ahead will not be easy and I am sure new obstacles will appear.

We've been here before, though, as we transition the Company into new markets and technologies which will eventually improve sales, profitability, and the overall shareholder value. I am confident in that. Thanks for your support. And now I'll turn the call over to Michael. Mike?

Michael Stoehr - VOXX International Corp - SVP & CFO

Thanks, Pat. Good morning, everyone. I'm going to add just a few comments around our quarterly and nine-month results, building off of what Pat discussed, and spend the majority of time addressing our balance sheet.

We have a lot of details in our Form 10-Q, so I'll keep comments focused on key drivers. You can all follow up with any questions during the Q&A portion of the call. The euro conversion impacted sales by $9.2 million for the quarter and $35.5 million for the nine-month period. With the euro now around 1.08 versus the US dollar, the impact should be less in our fourth quarter as last year's fourth quarter was around 1.18.

Gross margins of 29% were down 190 basis points when comparing the third quarters, and gross margins of 29.1% were down 60 basis points for the nine-month periods. The biggest impact was in our Automotive segment as this represents more than half our overall business. The euro conversion, lower remote start sales, and higher OEM sales were the principal drivers. We also had lower margins within VOXX Hirschmann due to the timing of contracts.

Important to note is the decline is primarily driven by product mix situations, rather than unforeseen deterioration of our business. Within Consumer Accessories, gross margins of 24.1% declined by 260 basis points for the quarter, and gross margins of 24% declined by 110 basis points for the nine-month comparisons. There is some pressure on margins given the change in product mix as some of our higher margin product lines declined in sales.

Premium Audio gross margins of 33.9% and 33% were up 20 basis points for the three months and 160 basis points over the nine-month periods. This was all driven by product mix and better margins of our newer offerings. Last year we moved out a lot of inventory as we phased out older product lines. We also had upfront promos and discounts for newer lines that would be coming to the market which brought margins down further.

There is some pressure in certain head phone and sound board categories which has resulted in lower sales prices and offset some of the bigger gains we had in our product growth. Expenses were down about $50,000. The euro conversion led to a $2.5 million decline. We had $4.3 million in added expenses for EyeLock in addition to $800,000 acquisition costs, as well as $1 million of severance payments at Klipsch.

So core overhead, when factoring out these events, was down approximately $3.6 million as we continue to focus on cost controls. For the nine-month comparisons, our overhead declined by $4.2 million, and the euro conversion led to a decrease of $11 million. In FY16, we had $6.2 million in tangible asset impairment charges, $800,000 in acquisition cost, $4.3 million in added EyeLock overhead, as well as $1 million in severance payments at Klipsch. When taking these factors into account and excluding the euro impact, overhead for the core business was down $5.5 million.

Although overhead was down, lower sales and margins led to declines in the operating income for the quarter and the nine months, down $13.1 million and $21.4 million, respectively. In other expenses income, there was some activity this quarter and for the nine-month comparisons. Interest and bank charges were virtually unchanged, $1.8 million for the quarters and $5 million for the nine-month periods. Equity income of equity investees increased by $700,000 for the quarter and $400,000 for the nine-month comparisons, mostly due to product mix.

Venezuela had no impact on the quarter, but a $6.2 million impact on the nine-month comparisons. We had $4.7 million in income for both periods related to our acquisition of EyeLock. As you'll see in our Form 10-Q, there was a variance in the valuation versus our purchase price which resulted in a gain on our income statement. Additionally, other net increased $500,000 for the quarter and declined by $300,000 for the nine-month comparisons, principally due to foreign currency gains, interest income and rental income.

The effective tax rate for FY16 third quarter was 32.8% compared to 3.6% last year, and for the nine-month period the effective tax rate was 44.7% compared to a benefit of 10.8% last year. The effective tax rate is different than the statutory rate primarily due to the income tax from foreign jurisdictions at varying tax rates, the non-controlling interest for EyeLock, and the impact of the [Boggat] purchase gain.

This resulted in net income of $7.8 million versus $15.6 million for the three-month comparisons, and $2.7 million versus $13.4 million for the nine-month comparisons. Reported EBITDA of $16.8 million, or adjusted EBITDA of $13.1 million, when adjusting out the gain on the [Boggat] purchase and acquisition. This compares to EBITDA and adjusted EBITDA of $22.2 million and $22.4 million, respectively. For the nine months, EBITDA was $19.8 million versus $29.3 million, and adjusted EBITDA was $22.8 million versus $36.3 million.

Now for our balance sheet. First, as you see from our Form 10-Q, we were non-compliant with our bank covenants this quarter on leverage and interest coverage. We have a strong working relationship with our lenders and we have received from Wells Fargo an e-mail confirmation of its internal approval of this default upon completion of required documentation.

Wells Fargo holds 27.5% of our outstanding debt under the credit facility. We are working with the other lenders and expect to have an approved and documented waiver and amendment in place shortly which requires a majority approval. While we are working through this, we have sufficient cash on hand and access to capital through our lines of credit to fund operations until the completion of this documentation.

Our cash position on November 30, 2015 and February 28, 2015 was $12.4 million versus $8.4 million. Our total debt of $102.5 million was up $5.7 million when comparing the November 30 periods. The Company's domestic facility was $77.4 million versus $76.6 million, up $800,000. During the third quarter, we acquired EyeLock and provided them with working capital financing which used an additional $21.5 million of the domestic facility.

Without this acquisition, our domestic facilities outstanding would have been $55.9 million versus $76.6 million last year. Also during the third quarter, as a result of the new construction of our OEM facility in Florida, the net increases in total mortgages outstanding when comparing the November 30 periods was $4.5 million. Despite this temporary issue with the covenants this past quarter, we believe our balance sheet is in good shape. The reason for the technical default related to lower than anticipated EBITDA, coupled with our acquisition of EyeLock.

In regards to our fourth quarter, we anticipate total net sales of approximately $174 million which would represent an increase over last year's fourth quarter. Gross margins are expected to come in around 29.5% and our operating expenses are anticipated to be approximately $52 million to $53 million, which includes approximately $4 million additional expenses due to the EyeLock acquisition.

This would result in an operating loss of approximately $1 million to $2 million. Note, that one area that has caused us to temper expectations is China, as car sales have been impacted and we are unsure what the near-term impact may be in the coming quarter. The other segments are positioned for growth with new product load-ins. This concludes my remarks and I'll turn the call back to Pat. Pat?

Pat Lavelle - VOXX International Corp - President & CEO

Okay, Michael. Thank you. And now we'll open it up for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Our first question comes from the line of James Medvedeff of Cowen and Company. Your line is now open.

James Medvedeff - Cowen and Company - Analyst
Good morning, gentlemen.

Pat Lavelle - VOXX International Corp - President & CEO

Good morning.

James Medvedeff - Cowen and Company - Analyst

I have a couple questions here. Let me see. I'll get them organized. The first, you said that that gain is fully explained in the Q, so I can get that detail there.

Michael Stoehr - VOXX International Corp - SVP & CFO

Yes, it is.

James Medvedeff - Cowen and Company - Analyst

So a couple things in the press release. You mentioned lower Satellite Radio sales. Could you talk about that for a minute, because you just bought that Company, right?

Pat Lavelle - VOXX International Corp - President & CEO

Satellite Radio? No. Satellite Radio, we've had a long, long relationship, goes back to the early 2000s. Satellite Radio is a program where we've been in a fulfillment basis with them for a number of years and we have an exclusive with Satellite Radio for the after market.

And as we see more and more and more cars come in, we anticipate lower sales of Satellite Radio products as time goes on. We expect that that will settle down into a range where it will go up and down a little bit year-over-year. But we did have a lower sales this quarter than we had anticipated.

James Medvedeff - Cowen and Company - Analyst

Okay. And I guess in -- but we're still on Automotive. How much of your Automotive sales are in China and what's the mix between OEM and after market there?

Pat Lavelle - VOXX International Corp - President & CEO

We don't do any real after market business in China. All our business in China is through the OEM, either through Ford for remote starts -- I mean rear seat entertainment systems that we do out of Florida, or the tuner and antenna systems that go on Mercedes and BMWs and cars that are built in China -- built in Germany, but are sold in China.

I'd have to check to see exactly what that number is to give you an accurate answer. But needless to say, the slowdown in China is causing us to look at potentially slower call-offs from the car makers for cars that are going to that market.

James Medvedeff - Cowen and Company - Analyst

But order of magnitude, is it 5% of segment sales or 25% -- just order of magnitude?

Pat Lavelle - VOXX International Corp - President & CEO

At this particular point, I would really have to give you a hard number. I wouldn't want to speculate on exactly what that number is.

James Medvedeff - Cowen and Company - Analyst

Okay. Thanks. How should -- does EyeLock impact the forward-looking tax rate from here?

Michael Stoehr - VOXX International Corp - SVP & CFO

EyeLock, no.

James Medvedeff - Cowen and Company - Analyst

Okay. So we can use the numbers --

Michael Stoehr - VOXX International Corp - SVP & CFO

Yes, you can continue to use -- right now, if you take a look in the Q, the effective tax rate we use is around 30% to 32%.

James Medvedeff - Cowen and Company - Analyst

Okay, I'm going to get back in the queue. Thanks.

Pat Lavelle - VOXX International Corp - President & CEO

Thank you.

Operator

Thank you.

(Operator Instructions)

Our next question comes from the line of Vad Yazvinski of Jordan Capital. Your line is you now open,.

Vad Yazvinski - Jordan Capital - Analyst

Good morning, gentlemen.

Pat Lavelle - VOXX International Corp - President & CEO

Good morning, Vad.

Vad Yazvinski - Jordan Capital - Analyst

Hey, I had, well, obviously, I had an earlier call with your Investor Relations, but I had -- as a shareholder, this is a repeat of a few previous calls, you guys have repeated the same story that things will get better next year for now going on year four. And then now with EyeLock acquisition adding a negative $16 million of negative financial performance for at least the time being, and, obviously, I hear you and I see the press releases that there's great future, but who knows how long it will take, and it's more of a venture capital investment rather than anything else really at this point.
How much credibility can we put in the guidance and in the positive tone that you guys are trying to infer here, considering the performance of the stock, the financial performance of the Company?

Pat Lavelle - VOXX International Corp - President & CEO

Well, Vad, I truly understand your frustration. We're frustrated here as well as some of these programs take a little bit longer to materialize than we anticipate. I must tell you that the people who are running our different divisions and different companies are seasoned professionals, many of them are the ones that built those businesses.

When you're dealing with technology and you're dealing with disruptive technologies that come in and change existing product categories, obviously, you have to develop the new products that are necessary to compete. I can tell you in the case of Klipsch, this was the biggest single introduction of new product that the Company has ever had in its history, 40 new products at the CES show. And this is a response to the technology changes that we are seeing in Premium Audio.

Our teams have worked very, very hard to come up with the technologies that are relevant today. I am buoyed by the reception that we received of some of these new products in the third quarter where the retailers snapped them up. We had good sell-through. It tells us that the product is resonating with the consumer.

We expect more of that as we move into the new wireless home theater, which is high-res audio, high-res audio is slated to grow by the entire industry. Our multi-room systems, multi-room systems via Wi-Fi, we're working on the DTS PlayFi platform which is a proven platform. We expect to see sales of that product as we introduce that later in the first quarter.

When I look at the introduction of new product that was not here last year, I anticipate that that product will give us growth, and that's why I have the confidence in the numbers that we will see organic growth within our Premium Audio space.

Within our Accessory business, what I'm looking at is the introduction, finally, of 360, which happened in our third quarter, which is now starting to roll out. The camera is received well. We're selling through. Best Buy is selling through.

We are now expanding the distribution into the independent channel to specialists, the board shops, the surf shops, the bike shops, and we have sufficient product now to take advantage of those sales. I expect to see growth there.

Within EyeLock, we will be delivering, we're bringing in inventory now to deliver of our NXT product. That is the product that gives you EyeLock protection on a perimeter. We have a number of new customers that have come on. Some of these customers are the world's largest security integrators, Tyco, Stanley, G4. These customers are now actively soliciting business for EyeLock and will be doing the install. That is a positive, we did not have those sales last year.

So I see businesses in areas where we were not active last year. I see activity in the fourth quarter and I see activity into 2017. So I see growth coming from our Accessory business. One of the other areas that we have strong growth in our Accessory business is within our reception products where a number of retailers are promoting cut-the-cord, or making programs for cord-nevers.

These are consumers who will not sign up for cable, but will buy a reception product for HD reception over-the-air and a Wi-Fi product similar to what we've been offering with Sling Media. And we expect to see greater growth of our reception product there. So that gives me comfort that we will see some growth in our Accessory business.

As I've indicated, we have strong booked business as we go into next year and as we go into the following years within our OEM Automotive business. I expect that will offset declines in geographic areas, but in the near term, I do have some concern as to what's happening in China as we do see the slowdown and we are already starting to see lower call-offs coming from the car manufacturers of cars destined for that market.

Vad Yazvinski - Jordan Capital - Analyst

And I appreciate you guys, obviously, giving color. But from my standpoint, everything you just said, there was not a single number really mentioned. You guys went from being a company that made $1 a share for 2011, 2012, 2013. Then you made some, I'll call it -- you guys had more cash on the balance sheet before the acquisition of Hirschmann and Klipsch, than current share prices.

Since then, in 2014, 2015 and you now basically in 2016 you basically went from a Company that was making money to a Company that is VC incubator of a lot of product, some of them might work, some of them might not. We've had this similar conversation a year ago about things going great in Automotive and winning all these contracts. Same thing 360Fly. But it hasn't translated whatsoever into the financial results.

Pat Lavelle - VOXX International Corp - President & CEO

Vad, I fully hear what you say. I think that when we look at the Automotive business we've won since we've acquired Hirschmann, over $500 million in new business and new contracts. Yes, some of it will offset existing contracts that will come to end of life. However, when we look at the booked business, we see growth in that area as we look out in the years ahead.

When I look at EyeLock, it's the same situation. We are dealing with some of the biggest financial agencies in the world. We are dealing with the US government in projects that will take time to come to fruition.

Transitioning the business to where we are offering and selling the new technologies will take some time. And there will be some -- we may stumble as we introduce some of these products due to unforeseen situations. But, clearly, we are in a position, if we do not transition the Company to be -- to where we own the technology, we will be irrelevant in a few years.

And this is something that this Company has done before. We've been around for 50 years and we know how to transition. It is not as smooth as everybody would like. But we know how to transition from product category to new technology. It's something that we've done many times before and we are in that process right now.

Vad Yazvinski - Jordan Capital - Analyst

And I hear you and I appreciate your responses, as I said before. I understand the transition, but as a shareholder, the stock price today is smaller than it was 10 years ago. And longer than that. It's basically hitting close to all-time lows, and from my standpoint, I hear and I understand, but some of the stuff you guys are making would make sense for a venture capital firm like buying something that bleeds $16 million a year when you don't really -- the rest of the book is not really offsetting it.

From the standpoint of us, as a shareholder, and I'm sure there are other people, it is my belief that you guys would be -- a lot of your lines of business at this point would be better off in hands of somebody else, or even, I think it's important for the Board to hear the voice of shareholders to understand that I think you guys need to go through a valuation of strategic alternatives.

We believe the brand you guys own are valuable but they might take 5, 10 years to get realized. And shareholders have suffered for over a decade, even longer, and we believe we've also -- you guys get paid for doing your job. We as shareholders don't. I think it's -- you hear frustration in my voice. Trust me, I'm not the only one. I think it's time for you guys to consider something a little more drastic than what's been happening.

Pat Lavelle - VOXX International Corp - President & CEO

Well, I appreciate your comments and we will certainly take a look at that. But as I can tell you, the people who run our divisions that are generating these new products have built, in many cases built these companies, they are fully aware of the technology that's changing. They have the context.

They have the know-how and I am confident that the teams that we have in place, including the senior management, know what we have to do to get this thing to where we're transitioned. When I look at the biometric field, that is a $20-billion-plus biometric field, and we have technology today that we own that could be very, very impactful in terms of sales, but also in terms of valuation of this Company.

Now that, obviously, is something that people would have to see that vision and agree with that vision, but we certainly believe after working with that Company, EyeLock, for over three years, we see where this technology can take them. There is no question in our minds that we all will be authenticated in the future by our biometric and EyeLock has the most convenient, the quickest and the most secure biometric solution on the market today. And that's what gives us confidence that we will be seeing revenue generated here and shareholder value.

Vad Yazvinski - Jordan Capital - Analyst

Right, is it five years from now? I'm still trying to get a hold of some numbers.

Pat Lavelle - VOXX International Corp - President & CEO

I can't divulge where we are. We are working with -- again, when you look at -- we are working with the number one ATM manufacturer in the world, okay, Citibank is testing our product right now in New York City. That test, depending on how well it goes, could start to drive business in our third or fourth quarter of next year.

And it can drive some significant business when you start to look at the number of ATMs that could be impacted. They are not the only bank that we are working with. We have a number of different programs. We've won and signed our agreement with Tyco. We've won an RFQ with another major bank to do their perimeter access systems.

That is to protect the home office complex in a number of their branches using our NXT product, which gives you a higher level of security than any key could. These are projects we know we have, okay. I cannot announce them and I cannot tie numbers to them at this particular point. When I am free to do so, I certainly will.

Vad Yazvinski - Jordan Capital - Analyst

As I said, I understand but -- I understand. But even your guidance for next quarter you guys are clearly showing growth in revenue but no earnings. If you guys can't make money in this quarter or next quarter, as a shareholder I don't know what to expect.

I think we're lost. I just want to once again -- we've lost an ability to actually say what the business is worth, what exactly you can look like from their profitability standpoint. It's been, to say the word frustrated is beyond -- I think it's being a very gentle understatement.

Pat Lavelle - VOXX International Corp - President & CEO

I understand.

Vad Yazvinski - Jordan Capital - Analyst

All right, thank you very much.

Pat Lavelle - VOXX International Corp - President & CEO

Thank you.

Operator

Thank you.

(Operator Instructions)

Our next question comes from the line of James Medvedeff of Cowen and Company. Your line is now open.

James Medvedeff - Cowen and Company - Analyst

Good morning, again, and thanks for taking the follow-up questions here.

Pat Lavelle - VOXX International Corp - President & CEO

Good morning.

James Medvedeff - Cowen and Company - Analyst

The backlog in Automotive, is that a number that you publish quarterly, that you release, the actual amount of the Automotive backlog?

Pat Lavelle - VOXX International Corp - President & CEO

No, we don't. We do have booked business. We have not announced it. It is a number that we, obviously, see as being something that is going to offer us growth.

That is taking into account the business that we have, current contracts that will reach end of life, will be replaced by some of this new business, and also what the new business means on top of that. And that is where we see growth in the years ahead. We see growth in FY17 and 2018 and beyond. Again, --

James Medvedeff - Cowen and Company - Analyst

To the point, is the backlog bigger today than it was three months ago?

Pat Lavelle - VOXX International Corp - President & CEO

Oh, absolutely.

James Medvedeff - Cowen and Company - Analyst

And the $37 million of new business is spread over what time frame?

Pat Lavelle - VOXX International Corp - President & CEO

It's anywhere from a three to five years, depending on the contract.

James Medvedeff - Cowen and Company - Analyst

So if it's an average of four years, that's $9 million a year, give or take?

Pat Lavelle - VOXX International Corp - President & CEO

That's right.

James Medvedeff - Cowen and Company - Analyst

Okay. And that's on a base of about $100 million of Automotive business, correct?

Pat Lavelle - VOXX International Corp - President & CEO

No, that's on a base of --

James Medvedeff - Cowen and Company - Analyst

Of the $400 million?
Pat Lavelle - VOXX International Corp - President & CEO

What did you say? I'm sorry.

James Medvedeff - Cowen and Company - Analyst

I'm sorry, $100 million per quarter. I apologize.

Pat Lavelle - VOXX International Corp - President & CEO

Well, depending on the euro, you're right. But if the euro stays at -- let's say it goes to parity, it's probably going to be on a base of maybe $300 million.

James Medvedeff - Cowen and Company - Analyst

Okay. What accounted for the big increase in equity income and how should we think about that going forward?

Michael Stoehr - VOXX International Corp - SVP & CFO

On the other -- you're looking at the other income?

Pat Lavelle - VOXX International Corp - President & CEO

The equity income coming from --

James Medvedeff - Cowen and Company - Analyst

Correct. The equity income of unconsolidated subsidiaries, I forget what you call it exactly.

Michael Stoehr - VOXX International Corp - SVP & CFO

You're talking about the equity investee.

James Medvedeff - Cowen and Company - Analyst

Yes.

Michael Stoehr - VOXX International Corp - SVP & CFO

That is ASA which is the Company that deals with the OEMs and specialized vehicles. They'll be around in that area.

James Medvedeff - Cowen and Company - Analyst

Around the area that they were this quarter?

Michael Stoehr - VOXX International Corp - SVP & CFO
Yes.

James Medvedeff - Cowen and Company - Analyst

Okay, and then a new line item is shown up in the -- I assume you're paying the NCI to the other part -- to the other ownership of -- sorry, oh gosh, I'm trying to find --

Michael Stoehr - VOXX International Corp - SVP & CFO

You're talking about on the financial statements where you have loss attributable to non-controlling interests?

James Medvedeff - Cowen and Company - Analyst

Yes.

Michael Stoehr - VOXX International Corp - SVP & CFO

We own -- when we purchased EyeLock, we owned -- there's 54% of our ownership and there's 46% for other investees. Right now, based upon the way the formula works we're responsible for 61% and the other investors for a two-year period are responsible for 39%. That $1.691 million that you see represents their portion of the loss of the operation.

James Medvedeff - Cowen and Company - Analyst

So how can we -- that's a fairly sizable number against the amount of bottom line pre-tax income that you're generating or after-tax income. How can we get a handle on what that -- 39% of earnings or losses from that business --

Michael Stoehr - VOXX International Corp - SVP & CFO

The NCI that you see is related to the EyeLock financial statements alone, and inside the 10Q, which we'll be publishing going forward, you will see the operating income or losses for that operation stand alone.

James Medvedeff - Cowen and Company - Analyst

Okay. So then --

Michael Stoehr - VOXX International Corp - SVP & CFO

And as we mentioned, if you look at the last one, we showed expenses for the quarter of $4.3 million.

James Medvedeff - Cowen and Company - Analyst

Okay.

Michael Stoehr - VOXX International Corp - SVP & CFO

So 39% of that would be an add back to the Company's net income.

James Medvedeff - Cowen and Company - Analyst
Okay. So how should we -- I'm looking for a piece of guidance here. It's a big number way below the line. I'm looking for some kind of guidance for the next few quarters on that?

Pat Lavelle - VOXX International Corp - President & CEO

I would think that you would see, at this particular point, with some of the programs being kicked off later in the year you would see continued expense somewhere in the range $3.5 million to $4 million, and then the 39% portion would be attributed after that.

James Medvedeff - Cowen and Company - Analyst

So slightly smaller than it was this quarter for the next couple quarters, sounds like?

Michael Stoehr - VOXX International Corp - SVP & CFO

Yes. And you'll see, as we said, as we keep filing the Qs, you'll see the build-up in what's happening.

James Medvedeff - Cowen and Company - Analyst

Okay. Final question is the about $85 million moved from long-term debt to debt due within a year.

Michael Stoehr - VOXX International Corp - SVP & CFO

That is the result of the technical default we had. As soon at it gets cleared it will drop back to long-term again.

James Medvedeff - Cowen and Company - Analyst

Got it. Okay.

Michael Stoehr - VOXX International Corp - SVP & CFO

Excuse me, $77 million of that will drop back. The other portion represents debts that we have in Europe.

James Medvedeff - Cowen and Company - Analyst

Right. Okay. And how much, if you need to go to other lines of credit or other sources, how big are those -- in other words, if you actually got called -- if this loan got called in, do you have access to $85 million to pay it off or whatever the -- $77 million to pay it off?

Michael Stoehr - VOXX International Corp - SVP & CFO

$77 million. No, we do not. But we have enough to run the Company until it gets approved. Just so you understand that backing that loan is $192 million worth of accounts receivable and inventory.

James Medvedeff - Cowen and Company - Analyst

Okay.

Michael Stoehr - VOXX International Corp - SVP & CFO

It's a technical issue that we have to take care.

James Medvedeff - Cowen and Company - Analyst

Okay, thank you.

Pat Lavelle - VOXX International Corp - President & CEO

Thank you.

Operator

Thank you. And our next question comes from the line of Chris Barnes of Oppenheimer. Your line is now open.

Chris Barnes - Oppenheimer & Company - Analyst

Hi, guys. I was wondering how soon can we see a quarter with about $1 million in EyeLock revenue?

Pat Lavelle - VOXX International Corp - President & CEO

Actually, depending on how quickly we move the next -- we have won a contract that I would think would satisfy your request right there. We are anticipating that we should see it towards the end of the fourth quarter, but somewhere between the fourth and first quarter, I would think.

Chris Barnes - Oppenheimer & Company - Analyst

Okay. Thank you. And then just one more, one other question. About how much business is being done in China now?

Pat Lavelle - VOXX International Corp - President & CEO

Again, I would have to break down the Hirschmann sales, but we do -- from the United States on rear seat entertainment, we've done approximately $5 million in sales to China on our rear seat entertainment. The difference in Europe that I have to check on is I would have to have the different car manufacturers advise us exactly what they shipped over to China.

Chris Barnes - Oppenheimer & Company - Analyst

Okay. Thank you.

Pat Lavelle - VOXX International Corp - President & CEO

Thank you.

Operator

Thank you.
(Operator Instructions)

I am showing no further questions at this time.

Pat Lavelle - VOXX International Corp - President & CEO

Okay. Again, we do see the light at the end of the tunnel. I fully understand the frustration, the frustration here on the part of management, also the frustration on our shareholders. But I do believe with the moves that we have made over the last few years to transition into manufacturing, transition into companies where we own our own technology, which will give us control of our own destiny in many areas, and being able to have one of the most exciting technologies in the biometric field under our control will eventually prove to be able to generate new business, new sales, but more importantly, greater valuation. I thank you for joining us this morning, and I wish you a good day.

Operator

Ladies and gentlemen, thank you for participating in today's conference. That does conclude today's program. You may all disconnect. Have a great day, everyone.